INDEPENDENT REGISTERED PUBLICACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Pressure BioSciences, Inc. on Form S-1 of our report dated March 31, 2015, with respect to our audit of the consolidated financial statements of Pressure BioSciences, Inc. as of December 31, 2014 and for the year ended December 31, 2014 (which includes an explanatory paragraph as to the Company’s ability to continue as a going concern), which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on June 23, 2015 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP
Marcum LLP
Boston, Massachusetts
December 22, 2016